OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRIO SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

44914M104

(Cusip Number)

W. Russell Wayman
Hyperion Solutions Corporation
1344 Crossman Avenue, Sunnyvale, California 94089

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44914M104			Page 2 of 10

1.	Name of Reporting Person: HYPERION SOLUTIONS CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 77-0277772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 6,269,203 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,269,203 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.5% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Hyperiod Solutions Corporation may be deemed to have beneficial ownership of 6,269,203 shares of Brio Common Stock (all of which are outstanding as of July 23, 2003) as a result of the Voting Agreement (described in this Statement) among Hyperion Solutions Corporation and certain stockholders of Brio. The Voting Agreement also applies to shares of Brio Common Stock acquired by the stockholders party to the Voting Agreement pursuant to the exercise of options or otherwise, as described in the Voting Agreement. The filing of this Statement shall not be construed as an admission that Hyperion is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Brio Common Stock subject to the Voting Agreement.
(2)  The calculation of the percentage is based on the number of shares of Brio Common Stock outstanding as of July 22, 2003 (as represented by Brio in the Merger Agreement (described in this Statement)).

2 of 10

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Brio Common Stock”), of Brio Software, Inc., a Delaware corporation (“Brio” or the “Issuer”). The Issuer’s principal executive offices are located at 4980 Great America Parkway, Santa Clara, CA 95054.

Item 2. Identity and Background.

     (a)  This Statement is being filed by Hyperion Solutions Corporation (“Hyperion”), a Delaware corporation (the “Reporting Person”).

     (b)  The address of the principal office of the Reporting Person is 1344 Crossman Avenue, Sunnyvale, California 94089.

     (c)  The principal business of Hyperion is providing business performance management software solutions that enable companies to continually monitor performance, anticipate results and drive profitability across key business activities. The address of the principal business of the Reporting Person is 1344 Crossman Avenue, Sunnyvale, California 94089.

     (d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, of each executive officer and director of the Reporting Person.

     During the last five years, to the knowledge of the Reporting Person, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3 of 10

Item 3. Source and Amount of Funds or Other Considerations.

     On July 23, 2003, Hyperion, T-Bird Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Hyperion (“Merger Sub”), and Brio entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).

     Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the stockholders of Brio and regulatory approvals), Merger Sub will merge with and into Brio, with Brio as the surviving corporation (the “Merger”). As a result of the Merger, each issued and outstanding share of Brio Common Stock, other than those shares of Brio Common Stock held by Hyperion, Merger Sub, any other subsidiary of Hyperion, Brio or any subsidiary of Brio, will be converted into the right to receive 0.109 shares of Hyperion common stock, par value $0.001 per share (“Hyperion Common Stock”), and $0.363 in cash. Hyperion expects to obtain the necessary funds to pay the cash portion of the consideration from available cash and working capital.

     As an inducement to Hyperion to enter into the Merger Agreement and in consideration thereof, certain stockholders of Brio, certain of whom are officers and directors of Brio (each, a “Stockholder” and collectively, the “Stockholders”) entered into a Voting Agreement with Hyperion (the “Voting Agreement”). In addition, the Stockholders granted to Hyperion, acting through its board of directors, an irrevocable proxy with respect to the shares covered by the Voting Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

     As described in Item 3 above, pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval of the Merger by stockholders of Brio and regulatory approvals), Merger Sub will merge with and into Brio and Brio will become a wholly owned subsidiary of Hyperion. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Brio with Brio remaining as the surviving corporation (the “Surviving Corporation”).

     As an inducement to Hyperion to enter into the Merger Agreement and in consideration thereof, Hyperion and the Stockholders entered into the Voting Agreement. Each Stockholder has, by its execution of the Voting Agreement, agreed that at every meeting of the stockholders of Brio, however called, and at every adjournment thereof, and in every action by consent of the stockholders of Brio, such Stockholder shall, provided that such Stockholder has not received notice from Hyperion (which notice may be delivered at any such meeting) stating Hyperion’s intention to exercise the Proxy (as defined below) at such meeting, appear at any such meeting or otherwise cause all shares of Brio Common Stock beneficially owned by it (with

4 of 10

respect to each Stockholder, the “Shares”) to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Stockholder’s Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Voting Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) except as otherwise agreed to in writing in advance by Hyperion, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of Brio contained in the Merger Agreement or of such Stockholder contained in the Voting Agreement; and (iii) against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (as defined in the Merger Agreement), other than the Merger Agreement or the Transactions (as defined in the Merger Agreement), that could be reasonably expected to result in any of the conditions to Brio’s obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Merger Agreement, the Merger or the Voting Agreement.

     Concurrently with the execution of the Voting Agreement, each Stockholder delivered to Hyperion a proxy in the form attached as Exhibit B to the Voting Agreement (the “Proxy”), which such Stockholder agreed shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

     The beneficial ownership of shares of Brio Common Stock is acquired pursuant to the Voting Agreement and the Proxy, which were entered into in connection with the Merger Agreement. The purpose of the Voting Agreement is to assist Hyperion and Brio in consummating the Merger and other transactions contemplated by the Merger Agreement.

     Upon consummation of the Merger, (i) the directors of Merger Sub shall become the directors of the Surviving Corporation, (ii) the officers of Brio shall be the officers of the Surviving Corporation, (iii) the Certificate of Incorporation of Merger Sub in effect at the Effective Time (as defined in the Merger Agreement) shall be the Certificate of Incorporation of the Surviving Corporation, (iv) the name of the Surviving Corporation will be Brio Software, Inc., and (v) the by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation.

     If the Merger is consummated as planned, the Brio Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and will cease to be authorized to be quoted on The Nasdaq Stock Market, Inc.’s National Market.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

5 of 10

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of 6,269,203 shares of Brio Common Stock (all of which are outstanding as of July 23, 2003), constituting 16.5% of the issued and outstanding shares of Brio Common Stock, and may be deemed to have the shared power to vote such shares in the manner described in Item 4. However, the Reporting Person is not entitled to any rights as a stockholder of Brio as to such shares, apart from such limited voting rights. The Reporting Person does not have the power to dispose of such shares. The calculation of the foregoing percentage is based on the number of shares of Brio Common Stock outstanding as of July 22, 2003 (as represented by Brio in the Merger Agreement).

     Except as disclosed in this Item 5(a)-(b), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any shares of Brio Common Stock or has the right to acquire any shares of Brio Common Stock.

     The filing of this Statement shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Brio Common Stock owned by the Stockholders.

     (c)  Except as disclosed in this Statement, none of Hyperion nor, to its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Brio Common Stock during the past 60 days.

     (d)  Other than as described herein, to the knowledge of Hyperion, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Hyperion.

     (e)  Not applicable.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In addition to containing agreements regarding Stockholders voting their Shares, the Voting Agreement subjects the Stockholders’ Shares to certain restrictions on transfer.

     Pursuant to the Voting Agreement, until termination of the Voting Agreement in accordance with its terms, each Stockholder has agreed that, except as contemplated by the Voting Agreement and the Merger Agreement, such Stockholder shall not, subject to limited exceptions in the case of some stockholders, sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens (as defined in the Merger Agreement) of any nature whatsoever with respect to, any of such Stockholder’s Shares or any interest therein, including any voting interest.

6 of 10

     Pursuant to the Voting Agreement, until the date that is ten business days after the first date following the Effective Time (as defined in the Merger Agreement) on which Hyperion publicly announces its results of operation, each Stockholder who was an executive officer or employee of Brio as of July 23, 2003 has agreed not to sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership with respect to, any shares of Hyperion Common Stock received by such Stockholder pursuant to the Merger or otherwise held or acquired by such Stockholder (or agree or consent to, or offer to do, any of the foregoing).

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., and Brio Software, Inc., dated as of July 23, 2003.

2	Voting Agreement among Hyperion Solutions Corporation and the stockholders named therein, dated as of July 23, 2003.

7 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2003

HYPERION SOLUTIONS CORPORATION

/s/ David W. Odell

Name: David W. Odell Title: Chief Financial Officer

8 of 10

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Business Address	Present Principal Occupation

Jeffrey R. Rodek	1344 Crossman Avenue Sunnyvale, CA 94089	Chairman and Chief Executive Officer - Hyperion

Godfrey R. Sullivan	1344 Crossman Avenue Sunnyvale, CA 94089	President and Chief Operating Officer - Hyperion

David W. Odell	1344 Crossman Avenue Sunnyvale, CA 94089	Chief Financial Officer - Hyperion

W. Russell Wayman	1344 Crossman Avenue Sunnyvale, CA 94089	General Counsel and Corporate Secretary - Hyperion

Nazhin Zarghamee	1344 Crossman Avenue Sunnyvale, CA 94089	Chief Marketing Officer - Hyperion

John L. Kopcke	1344 Crossman Avenue Sunnyvale, CA 94089	Chief Technology Officer - Hyperion

Robert Gersten	1344 Crossman Avenue Sunnyvale, CA 94089	Chief Development Officer - Hyperion

Henry Autry	650 Saddlehill Road Salt Lake City, UT 84103	Chief Executive Officer of Contrado Partners, LLC; (develops and markets an automated receivable optimization system software solution); Director - Hyperion

Terry Carlitz	1344 Crossman Avenue Sunnyvale, CA 94089	Director - Hyperion

Gary G. Greenfield	3611 Valley Centre Drive San Diego, CA 92130	Chief Executive Officer of Peregrine Systems, Inc. (develops and markets a consolidated asset and service management software solution); Director - Hyperion

Aldo Papone	1344 Crossman Avenue Sunnyvale, CA 94089	Director - Hyperion

John Riccitiello	209 Redwood Shores Parkway Redwood City, CA 94065	President and Chief Operating Officer of Electronic Arts, Inc. (developer and publisher of interactive entertainment software); Director - Hyperion

To the knowledge of Hyperion, all of the individuals named on Schedule A are citizens of the United States.

9 of 10

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., and Brio Software, Inc., dated as of July 23, 2003.

2	Voting Agreement among Hyperion Solutions Corporation and the stockholders named therein, dated as of July 23, 2003.

10 of 10

EXHIBIT 1
CONFORMED COPY

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

Among

HYPERION SOLUTIONS CORPORATION,

T-BIRD ACQUISITION, INC.

and

BRIO SOFTWARE, INC.

Dated as of July 23, 2003

-i-

-ii-

-iii-

     AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of July 23, 2003 (this “Agreement”), among HYPERION SOLUTIONS CORPORATION, a Delaware corporation (“Parent”), T-BIRD ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and BRIO SOFTWARE, INC., a Delaware corporation (the “Company”).

     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and, as part of the same overall transaction, the surviving entity of the Merger may merge with and into Parent or a limited liability company wholly-owned by Parent upon the terms and conditions set forth herein;

     WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (ii) has determined to recommend the approval and adoption of this Agreement by the stockholders of the Company;

     WHEREAS, the Board of Directors of Parent (the “Parent Board”) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent and its stockholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

     WHEREAS, Parent and certain stockholders of the Company (the “Stockholders”) have entered into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), providing, among other things, that the Stockholders will vote their shares of common stock, par value $0.001 per share (“Company Common Stock”), in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement; and

     WHEREAS, for federal income tax purposes, the Merger or the Integrated Merger (as defined below) is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

     SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time (as defined in

Section 1.02), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

     SECTION 1.02 Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”). Immediately prior to such filing of the Certificate of Merger, a closing (the “Closing”) shall be held at the offices of Shearman & Sterling LLP, 1080 Marsh Road, Menlo Park, California, 94025, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

     SECTION 1.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     SECTION 1.04 Certificate of Incorporation; By-laws. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Brio Software, Inc.”.

     (b)  Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

     SECTION 1.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or approval.

     SECTION 1.06 The Upstream Merger. In the event that the Company is unable to obtain the opinion of its counsel or counsel to Parent in accordance with Section

7.03(d) of this Agreement that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code because the portion of the Merger Consideration that is payable in the form of Parent Common Stock is insufficient to satisfy the requirement of Section 368(a)(2)(E)(ii) based on the fair market value of the Parent Common Stock as of the Effective Time, then, as soon as practicable following the Effective Time, and pursuant to an integrated plan and as part of a single overall transaction with the Merger, Parent shall cause the Surviving Corporation to be merged either with and into Parent or a limited liability company wholly owned by Parent (the “Upstream Merger”; the Merger and the Upstream Merger, if it occurs, are collectively referred to herein as the “Integrated Merger”). As a result of the Upstream Merger, the separate corporate existence of the Surviving Corporation would cease, Parent or its wholly owned limited liability company, as the case may be, would continue in existence after the Upstream Merger, and references to the “Surviving Corporation” would be to the surviving legal entity of the Upstream Merger.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

     (a)  each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b) and any Dissenting Shares (as defined below)) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive:

(i) 0.109 of a share of common stock, par value $0.001 per share (“Parent Common Stock”), of Parent (the “Per Share Stock Consideration”); and

(ii) cash in an amount equal to $0.363 (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Merger Consideration”), without interest;

payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

     (b)  each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

     (c)  each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

     SECTION 2.02 Exchange of Certificates. (a) Exchange Agent. Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01 (a)(i) as of the Effective Time, (ii) cash in an amount sufficient to pay the aggregate Per Share Cash Consideration pursuant to Section 2.01(a)(ii), and (iii) cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e) and as required to pay dividends or other distributions on Parent Common Stock pursuant to Section 2.02(c) (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.

     (b)  Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), that amount of cash (rounded down to the nearest whole cent) which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, the proper amount of cash to which such holder is entitled pursuant to Section 2.01(a)(ii), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and the cash to which such holder is entitled pursuant to Section 2.01(a), cash in lieu of any fractional shares of Parent

Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

     (c)  Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined in Section 3.05(a)), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. Parent will provide the Exchange Agent with the cash necessary to make the payments contemplated by this Section 2.02(c).

     (d)  No Further Rights in Company Common Stock. The cash and all shares of Parent Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

     (e)  No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(i)) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the per share closing prices on the Nasdaq National Market (“Nasdaq”) of shares of Parent Common Stock (as reported in The Wall Street Journal or, if not reported therein, any other authoritive source) during the five consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.02(b) and (c).

     (f)  Adjustments to Merger Consideration. The Per Share Cash Consideration and the Per Share Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

     (g)  Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock and cash to which they are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

     (h)  No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

     (i)  Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     (j)  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount and with such customary provisions as the Surviving Corporation may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash to which the holders thereof are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

     SECTION 2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective

Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of Parent Common Stock and cash to which the holders thereof are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

     SECTION 2.04 Company Stock Options. (a) All options (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Brio 2001 Stock Bonus Plan, the Brio 2000 Non-Executive Stock Option Plan, the Brio 1998 Stock Option Plan, the Brio 1998 Directors’ Stock Option Plan, the 1995 Stock Option Plan and the Brio 1992 Stock Option Plan, in each case as such may have been amended, supplemented or modified (collectively, the “Company Stock Option Plans”), shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Parent (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio (as defined below); and (B) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). Such Substitute Option shall otherwise be subject to the same terms and conditions as such Company Stock Option. The “Option Exchange Ratio” means the sum of (i) 0.109 and (ii) the quotient determined by dividing the Per Share Cash Consideration by the average of the per share closing prices on Nasdaq of shares of Parent Common Stock (as reported in The Wall Street Journal or, if not reported therein, any other authoritative source) during the five consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time.

     (b)  As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions included in the applicable Company Stock Option Plan, and subject to the adjustments required by this Section 2.04 after giving effect to the Merger). Parent shall comply with the terms of all such Substitute Options and ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.04. As soon as practicable after the Effective Time, and in any event within 15 days after the Effective Time, the shares of Parent Common Stock subject to Substitute Options will be registered for issuance under an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

     (c)  On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary action such that, with respect to each member of the Company Board and each employee of the Company that is subject to Section 16 of the Exchange Act, the acquisition by such person of Parent Common Stock or Substitute Options in the Merger and the disposition by any such person of Parent Common Stock or Company Stock Options pursuant to the transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

     SECTION 2.05 Restricted Stock. At the Effective Time, any shares of Company Common Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other condition (after giving effect to any acceleration of vesting or lapsing of such restriction or condition triggered solely as a result of the Merger as set forth on Section 2.05 of the Company Disclosure Schedule) under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company (a “Company Restricted Stock Award”) shall be exchanged for shares of Parent Common Stock and cash pursuant to Section 2.01 that shall be unvested and subject to the same repurchase option, risk of forfeiture or other condition to which the applicable Company Restricted Stock Award is subject, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase options or other rights set forth in any such restricted stock purchase or other agreement.

     SECTION 2.06 Employee Stock Purchase Plan. Effective as of the Effective Time, the Company shall take all actions necessary to (a) shorten any Offering Period or Purchase Period then in progress (as such term is defined in the Brio 1998 Employee Stock Purchase Plan (the “Purchase Plan”)), (b) establish a New Purchase Date (as defined and contemplated in Section 19(b) of the Purchase Plan) for each such Offering Period, which shall be the trading date immediately preceding the Effective Time and (c) terminate the Purchase Plan immediately following the purchase of shares of Company Common Stock on the New Purchase Date.

     SECTION 2.07 Affiliates. Notwithstanding anything to the contrary herein, no Merger Consideration shall be delivered to a person who may be deemed an “affiliate” of the Company in accordance with Section 6.08 hereof for purposes of Rule 145 under the Securities Act until such person has executed and delivered to Parent an executed copy of the affiliate letter contemplated in Section 6.08 hereof.

     SECTION 2.08 Parent Rights Plan. Each person entitled to receive shares of Parent Common Stock pursuant to this Article II shall receive together with such shares of Parent Common Stock the number of Parent preferred share purchase rights (pursuant to the Rights Agreement dated as of June 15, 1998 between Parent and BankBoston, N.A. (the “Parent Rights Agreement”)) per share of Parent Common Stock equal to the number of Parent preferred share purchase rights associated with one share of Parent Common Stock at the Effective Time.

     SECTION 2.09 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of the Company Common Stock issued and outstanding immediately prior the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with the relevant provisions of Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration as provided in Section 2.01(a) and instead such holder of Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder would have been entitled but for the prior status of such shares as Dissenting Shares, without interest or dividends thereon, upon the surrender in the manner provided in Section 2.02 of the Certificate(s) which formerly represented such shares. The Company shall give Parent prompt written notice of any demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and, prior to the Effective Time, Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the Company Disclosure Schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent and the Merger Sub prior to the execution and delivery of this Agreement (which Company Disclosure Schedule shall specifically identify the specific Section or subsection, as applicable, to which each such exception relates):

               SECTION 3.01(a) Organization and Qualification; Subsidiaries. Each of the Company and each subsidiary of the Company (each a “Subsidiary”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or any of the transactions contemplated this Agreement and the Voting Agreement (collectively, the “Transactions”) or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in Section 9.03(a)). The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

               (b)  A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

               SECTION 3.02 Certificate of Incorporation and By-laws. The Company has heretofore furnished to Parent a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

               SECTION 3.03 Capitalization. The authorized capital stock of the Company consists of (i) 60,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of July 22, 2003, (i) 37,989,147 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Subsidiaries, and (iv) collectively, 9,682,834 shares of Company Common Stock were reserved for future issuance pursuant to outstanding Company Stock Options, Company Restricted Stock Awards and other purchase rights (the “Company Stock Awards”) granted pursuant to the Company Stock Option Plans and the Purchase Plan (together with the Company Stock Option Plans, the “Company Stock Plans”). As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03 or the Voting Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 3.03(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Award expires; and (viii) whether the exercisability of or right to repurchase such Company Stock Award will be accelerated in any way by the Transactions, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of all Company Stock Plans pursuant to which the Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person. Except as set forth in Section 3.03(a) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Awards as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each Subsidiary have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws (as defined below) and (ii) all requirements set forth in applicable Contracts (as defined below).

               (b)  Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

               (c)  The Company has not adopted and is not a party to any shareholder rights agreement, “poison pill,” or other similar agreement.

               SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock, if and to the extent required by the Certificate of Incorporation of the Company and applicable law, and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company Board has approved this Agreement and the Transactions and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Merger or any of the Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

               SECTION 3.05 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or any equivalent organizational documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

               (b)  The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the requirements of Law n. 8.884 of June 11, 1994, as amended, of Brazil and filing and recordation of the Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

               SECTION 3.06 Permits; Compliance. Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except for any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened except for any such suspension or cancellation that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

               SECTION 3.07 SEC Filings; Financial Statements.(a) The Company has filed all forms, reports and documents required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since March 31, 2000, and has heretofore delivered or made publicly available to Parent, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended March 31, 2001, 2002 and 2003, respectively, (ii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since March 31, 2000 and (iii) all other forms, reports and other registration statements filed by the Company with the SEC since March 31, 2000 (the forms, reports and other documents referred to in clauses (i), (ii) and (iii) above being, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

               (b)  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have, a Company Material Adverse Effect).

               (c)  Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2003, including the notes thereto (the “March 2003 Balance Sheet”), neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since March 31, 2003, which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and which are not, individually or in the aggregate, material to the Company and the Subsidiaries taken as a whole.

               (d)  The Company has heretofore furnished or made publicly available to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

               (e)  The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since March 31, 2000 and all responses to such comment letters filed by or on behalf of the Company.

               (f)  To the Company’s knowledge, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since March 31, 2000.

               (g)  The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 3.07(g) of the Company Disclosure Schedule lists, and the Company has made available to Parent, complete and correct copies of, all formally written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term

“file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

               (h)  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.07(h) of the Company Disclosure Schedule lists, and the Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

               (i)  Since March 31, 2002, neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether made in writing or made orally to any director, executive officer, or inside legal counsel or, to the Company’s knowledge, outside legal counsel to the Company, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company. Since March 31, 2002, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

               (j)  All accounts receivable of the Company and its Subsidiaries reflected on the March 2003 Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with SEC regulations and GAAP applied on a consistent basis and are not subject to valid defenses, setoffs or counterclaims. The Company’s reserve for contractual allowances and doubtful accounts is adequate and has been calculated in a manner consistent with past practices. Since the date of the March 2003 Balance Sheet, neither the Company nor any of its Subsidiaries has modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company or any of its Subsidiaries sell goods, fill orders or record sales.

               (k)  All accounts payable of the Company and its Subsidiaries reflected on the March 2003 Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the March 2003 Balance Sheet, the Company and its Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

               (l)  The Company satisfies all eligibility requirements for the use of Form S-2 for the registration of securities.

               SECTION 3.08 Absence of Certain Changes or Events. Since March 31, 2003, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Company SEC Report filed since March 31, 2003 and prior to the date of this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

               SECTION 3.09 Absence of Litigation. (a) There is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority. Neither the Company nor any Subsidiary nor any material property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that, except, with respect to Governmental Authorities outside the United States, as would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and as would not have a Company Material Adverse Effect.

               (b)  To the knowledge of the Company, no employee of the Company or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company, any Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or, to the knowledge of the Company, any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

               SECTION 3.10 Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts in effect, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any Contracts or understandings between the Company or any Subsidiary and any employee of the Company or any Subsidiary including, without limitation, any Contracts or understandings relating in any way to a sale of the Company or any Subsidiary (collectively, the “Plans”). Each Plan is in writing and the Company has furnished to Parent a true and complete copy of each Plan and has delivered to Parent a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor, to the knowledge of the Company, any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) other than with respect to currently outstanding offers of employment set forth on Section 3.10(a) of the Company Disclosure Schedule or other ordinary course changes to the compensation of current Company employees, to enter into any Contract to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

               (b)  None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Subsidiary to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Subsidiary. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

               (c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and the Subsidiaries have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any material default or violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could reasonably be expected to give rise to any such Action.

               (d)  Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received or is in the process of receiving a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

               (e)  There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

               (f)  All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.

               (g)  In addition to the foregoing, with respect to each Plan that is not subject to United States law (a “Non-U.S. Benefit Plan”):

                    (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued;

                    (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and

                    (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Each

Non-U.S. Benefit Plan is now and always has been operated in full compliance with all applicable non-United States Laws.

               SECTION 3.11 Labor and Employment Matters. (a) There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. Neither the Company nor, to the knowledge of the Company, any Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract. There are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary. There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary.

               (b)  The Company and, to the knowledge of the Company, the Subsidiaries are in compliance in all material respects with respect to all current employees with all Laws applicable to each of them and relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and, to the knowledge of the Company, the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or, to the knowledge of the Company, any Subsidiary. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or, to the knowledge of the Company, any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employs any person. All individuals who are performing or have performed consulting or other services for the Company or, to the knowledge of the Company, any Subsidiary, whether as consultants, independent contractors, agents or otherwise, are or were correctly classified by the Company as either “independent contractors” or “employees,” as the case may be, and, as of the Effective Time, will qualify for such classification under all applicable Laws; there is no pending or, to the Company’s knowledge, threatened Action against the Company or any Subsidiary by or on behalf of any such individuals or individuals, or by any Governmental Authority; and there is no labor union representing any such individuals or, to the Company’s knowledge, any organizational effort currently being made by or on behalf of any labor organization to organize any such individuals.

               (c)  All directors, officers, management employees, and technical and professional employees of the Company and the Subsidiaries are under written obligation (in such form or forms as has been provided or made available to Parent) to the Company and the Subsidiaries to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company and the Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

               SECTION 3.12 Real Property; Title to Assets. (a) Section 3.12(a) of the Company Disclosure Schedule lists each parcel of real property currently or formerly owned by the Company or any Subsidiary. Each parcel of real property owned by the Company or any Subsidiary (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than (A) Liens for current taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that, individually or in the aggregate, would not have a Company Material Adverse Effect, and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

               (b)  Section 3.12(b) of the Company Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company or any Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to Parent. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default (or event which, with notice or lapse of time, or both, would constitute such default) by the Company or any Subsidiary or, to the Company’s knowledge, by the other party to such lease or sublease, or person in the chain of title to such leased premises.

               (c)  There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company or any Subsidiary for the purposes for which it is currently being used. To the Company’s knowledge, there are no material latent defects or material adverse physical conditions affecting the real property, or improvements thereon, owned or leased by the Company or any Subsidiary other than those that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

               (d)  Each of the Company and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, to the knowledge of the Company, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

               SECTION 3.13 Intellectual Property. (a) Section 3.13(a) of the Company Disclosure Schedule accurately identifies all Company Registered IP (as defined in Section 9.03(a)) and all unregistered trademarks currently used by the Company or any Subsidiary, indicating for each item thereof the beneficial owner thereof and, if different, the record owner thereof, the applicable registration, issuance or other identifying number and the date of registration, issuance or filing, as applicable. In the case of any Company Registered IP in which a person other than the Company or any Subsidiary holds any right granted directly or indirectly by the Company or any Subsidiary or any ownership interest, including but not limited to a right to exploit any Company Registered IP that is in the form of a copyright registration, Section 3.13(a) of the Company Disclosure Schedule identifies such person and accurately describes the extent of such interest, other than non-exclusive licenses to customers entered into in the ordinary course of business.

               (b) Section 3.13(b) of the Company Disclosure Schedule accurately (i) identifies all Company Licensed IP (as defined in Section 9.03(a)) (A) that is incorporated in products of the Company or any Subsidiary provided to customers or provided to customers in connection with products or services of the Company or any Subsidiary; (B) is “resold” or sublicensed to customers by the Company or any Subsidiary; (C) that is used by the Company or any Subsidiary as a development tool, excluding Shrinkwrap Software (as defined in Section 9.03(a)), or (D) is material to the business of the Company or any Subsidiary and is not covered under (A), (B) or (C); (ii) identifies the license or other agreement or understanding pursuant to which such Company Licensed IP is being licensed to or used by the Company or any Subsidiary (each, a “License-In Agreement”); and (iii) sets forth a complete and accurate list of the amount of any remaining unused prepaid royalty and identifies those License-In Agreements under which royalty or license fees (excluding fees for maintenance and support) may become payable by the Company or such Subsidiary, as applicable, thereunder by reason of the passage of time, use or exploitation of the Intellectual Property (as defined in Section 9.03(a)) licensed thereunder. The rights licensed under each License-In Agreement shall be exercisable by the Surviving Corporation or a Subsidiary on and after the consummation of the Merger to the same extent and at the same cost as the Company or such Subsidiary, as applicable, prior to the consummation of the Merger and no party granting such rights has given formal written notice to the Company or, to the Company’s knowledge, threatened, that it intends to terminate such License-In Agreement prior to the expiration thereof in accordance with its terms or not extend or renew or allow the Company or any Subsidiary to extend or renew such License-In Agreement.

               (c)  Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, (i) the Company or one of its Subsidiaries is the exclusive owner of the entire right, title and interest in and to each item of the Company Owned IP, including without limitation all Company Registered IP identified in Section 3.13(a) of the Company Disclosure Schedule, free and clear of any Liens, (ii) each item of Company Registered IP is subsisting, valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part, (iii) to the Company’s knowledge, (A) the Company has the right to enforce the Company Owned IP against third parties and (B) each item of the Company Licensed IP that is in the form of Registered Intellectual Property is subsisting, valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part. Neither the Company nor any Subsidiary has done, or failed to do, any act or thing which may, after the Effective Time, prejudice the validity or enforceability of any Company Owned IP. To the Company’s knowledge, no Actions have been threatened against the Company or any Subsidiary seeking to restrict the Company’s or any Subsidiary’s use of the Company IP or impair the validity or enforceability of the Company IP. No Company Owned IP, and to the knowledge of the Company, no Company Licensed IP, is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property. Neither the Company nor any Subsidiary is obligated to make any payment to any person in connection with the manufacture, use, sale, importation, distribution, display, modification or other exploitation of any Company Owned IP or any of the products of the Company or any Subsidiary. The Company or a Subsidiary, as applicable, is free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Company Owned IP on an exclusive basis subject to any nonexclusive (w) end-user licenses granted to customers; (x) distribution rights granted to resellers, original equipment manufacturers, private label partners, system integrators or distributors in the ordinary course of business; (y) nondisclosure or confidentiality agreements pursuant to which any person has been granted access to Company Owned IP but not the right to exploit such Company Owned IP; or (z) partner agreements based on the Company’s standard form of partner agreement. To the knowledge of the Company, the Company or any Subsidiary, as applicable, is free to use, manufacture, sell, import, distribute, display modify or otherwise exploit the Company Licensed IP, including but not limited to all software development tools, library functions, compilers and other third party software that are required to operate or modify the software products of the Company or any Subsidiary, in the ordinary course of its business as presently conducted pursuant to and subject only to the terms of the License-In Agreements. No current or former employee, officer, director, stockholder, consultant or independent contractor of the Company or any Subsidiary has any valid right, claim or interest in or with respect to any Company IP which would impair or which could give rise to the impairment of the use, distribution, license or other exploitation of the Company IP by the Company or any Subsidiary.

               (d)  Company Owned IP and Company Licensed IP set forth in Section 3.13(b) of the Company Disclosure Schedule includes all of the Intellectual Property used in the conduct of the business of the Company and the Subsidiaries as currently conducted and as currently expected by the Company to be conducted, including, without limitation, in respect of all products and services of the Company and the Subsidiaries.

               (e)  The Company and each Subsidiary have taken reasonable measures and precautions necessary to protect, preserve and maintain the confidentiality and secrecy of all trade secrets and other confidential information material to the business of the Company and the Subsidiaries and otherwise to maintain and protect the value of all Company Owned IP. Neither the Company nor any Subsidiary has disclosed or delivered or permitted to be disclosed or delivered to any person, and no person (other than employees or consultants of the Company and its Subsidiaries which need such information in the course of their employment) has access to or has any rights with respect to, trade secrets and other confidential information material to the business of the Company or any Subsidiary, the source code or any portion or aspect of the source code material to the business of the Company or any Subsidiary, or any proprietary information or algorithm contained in any source code of any software material to the business of the Company or any Subsidiary that comprises Company Owned IP, other than instances where such trade secrets, confidential information and source code has been disclosed subject to an agreement with any person pursuant to which such person is required to maintain the confidentiality thereof. Without limiting the generality of the foregoing, the Company has, and since its initial incorporation has had, a policy of requiring each employee of the Company or any Subsidiary, and each independent contractor, who is involved in, or who contributes to, the creation or development of any of the products of the Company or any Subsidiary or Intellectual Property to execute and deliver an agreement, substantially similar to the forms of agreement delivered by the Company to Parent, assigning to the Company full right, title and interest in and to what they create or develop in the scope of their employment or assignment, as applicable. The Company complies, and during the time period referenced above has complied, with such policy. No event has occurred, and no circumstance or condition exists, that with or without notice or lapse of time will, or could reasonably be expected to, result in the disclosure or delivery to any person of source code, or any portion or aspect of source code that is Company Owned IP.

               (f)  (i) The use of the Company Owned IP and the operation of the business of the Company and the Subsidiaries as currently conducted does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party and neither the Company nor any Subsidiary has received (A) any notice or claim either oral or written in the past three (3) years asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, or (B) any written notice or claim since the time of the Company’s initial public offering asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred that would be material to the business and operations of the Company or any Subsidiary. No Action is pending or, to the Company’s knowledge, threatened, nor is there any pending claim or demand, which challenges the ownership, legality, validity, enforceability, use, exploitation or modification by the Company or any Subsidiary of such Company Owned IP. No Company Owned IP and to the knowledge of the Company, no Company Licensed IP is subject to any outstanding order, judgment, decree, or stipulation restricting the use thereof by the Company or any Subsidiary or, in the case of any Intellectual Property licensed by the Company or any Subsidiary to others, restricting the sale, transfer, assignment or licensing thereof by the Company or such Subsidiary to any person.

                    (ii) To the Company’s knowledge, the use by the Company or any Subsidiary of the Company Licensed IP does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party.

                    (iii) The Company has the right to grant the licenses it grants in the course of its business.

                    (iv) To the knowledge of the Company, the Company has the right to conduct its business as it is currently conducted.

               (g)  No trademark included in the Company Registered IP is now involved in any opposition or cancellation proceeding and, to the knowledge of the Company, no trademark that is currently used by the Company has been involved in any opposition or cancellation proceeding. No patent or patent application included in the Company Registered IP is now involved in any interference, reissue or reexamination proceeding.

               (h)  To the knowledge of the Company, no person is infringing or misappropriating any Company Owned IP in any material respect or making any otherwise unlawful use of any products of the Company or any Subsidiary in any material respect. Neither the Company nor any Subsidiary has initiated and is maintaining before a court or in an arbitration proceeding claims or causes of action against other persons for infringement by such persons of Company Owned IP (including claims for past infringement of Intellectual Property). Neither the Company nor any Subsidiary has, during the twelve (12) month period prior to the date hereof, threatened in a writing sent by the Company’s legal department or outside counsel to initiate such proceeding.

               (i)  No Company Owned IP and, to the Company’s knowledge, no Company Licensed IP, incorporated into or used in conjunction with any product, system, program or software module that is or was used in or material to (or that relates to) the assets of the Company or any Subsidiary, including but not limited to the products of the Company and any Subsidiary, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data or otherwise adversely impact the operation of the Company Owned IP or Company Licensed IP or other software programs or operating systems without the consent of the user. The Company has obtained all approvals necessary for exporting the products of the Company and the Subsidiaries outside the United States and importing the Company’s software products into any country in which the Company’s software products are now sold or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

               (j) None of the software products of the Company or any Subsidiary is, in whole or in part, subject to the provisions of any open source or other source code license agreement that (i) requires the distribution of source code in connection with the distribution of the licensed software in object code form; (ii) prohibits or limits the Company or any Subsidiary from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed software (whether in source code or object code form); or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

               (k)  The consummation of the Merger will not result in Parent being bound by any non-compete or other restrictions on the operations of any business of Parent or the granting by Parent of any rights or licenses to any Company IP to a third party (including, without limitation, a covenant not to sue).

               SECTION 3.14 Taxes. The Company and the Subsidiaries have filed all United States federal, state, local and, to the knowledge of the Company, non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax that is still in effect. The accruals and reserves for Taxes reflected in the March 2003 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. Neither the Company nor any Subsidiary has made an election under Section 341(f) of the Code. There are no Tax liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any of the Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change would have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years. To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger or the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

               SECTION 3.15 Environmental Matters. Except as described in Section 3.15 of the Company Disclosure Schedule or as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) neither the Company nor any Subsidiary has violated or is in violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company or any Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) neither the Company nor any Subsidiary is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (d) neither the Company nor any Subsidiary is actually, potentially or allegedly liable under any Environmental Law; (e) each of the Company and each Subsidiary has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); and

(f) each of the Company and each Subsidiary has always been and is in compliance with its Environmental Permits.

               SECTION 3.16 Material Contracts.(a) Subsections (i) through (xx) of Section 3.16 of the Company Disclosure Schedule lists the following written or oral contracts, agreements, arrangements, notes, bonds, indentures, mortgages, guarantees, options, leases, licenses, sales and purchase orders, warranties, commitments and other instruments of any kind in effect (each a “Contract”) and each License-In Agreement to which the Company or any Subsidiary is a party (such Contracts and License-In Agreements as are required to be set forth in Section 3.16 of the Company Disclosure Schedule being the “Material Contracts”):

                    (i) each “material contract” (as such term is defined in Item 610(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

                    (ii) each Contract in effect on the date of the Agreement that has been discussed with the audit committee of the Company Board or with the auditors of the Company;

                    (iii) all Contracts of the Company or any Subsidiary, other than with a customer, pursuant to which the Company or any Subsidiary received (or was entitled to receive) or paid (or was obligated to pay) $200,000 or more over the term of such Contract or agreement (provided that such Contract was executed on or after January 1, 2002 and remains in effect as of the date of this Agreement);

                    (iv) each Significant Customer Contract (as defined below);

                    (v) each Significant Customer Contract in excess of $500,000 in effect on the date of this Agreement (A) under which the Company or any Subsidiary commits to any person after the date hereof to (1) develop software without charge or (2) incorporate any software into any of the Company’s products, (B) that amends or deletes the provisions limiting damages for which the Company would be liable contained in the form agreement provided by the Company to Parent (the “Form Agreement”) for such Contract type (other than to limit damages to (x) up to a four-times contract price multiple or (y) not more than $500,000); (C) that contains warranties substantially different from those contained the Form Agreement for such Contract type and jurisdiction (excluding mere extensions of the warranty period for a total warranty period of up to 180 days), (D) that is subject to customer acceptance or approval or otherwise provides for product returns, exchanges or forfeiture, service refunds or order or shipment cancellation (other than as contained in the Form Agreement for such Contract type), (E) that commits the Company to deliver a product or service of the Company in the future, (F) that is subject to any side letter or separate Contract that is not part of the Form Agreement for such Contract type or any amendment or addendum referenced in such Form Agreement, or (G) that contains payment terms of longer than 6 months;

                    (vi) each Contract that either individually or in the aggregate, if terminated or expired, would materially impair or prevent the Company’s ability to (A) develop, use, sell, distribute or manufacture any products or services provided to customers in the twelve (12) months ended March 31, 2003; (B) enter a line of business currently contemplated by the Company or any Subsidiary; (C) conduct internal operations in substantially the same manner and with substantially the same cost structure as conducted by the Company in the twelve (12) month period ended March 31, 2003;

                    (vii) each Contract that requires payment by or to the Company or any Subsidiary after March 31, 2003 of $500,000 or more;

                    (viii) each Contract that either individually or in the aggregate is material to any line of business of the Company or any Subsidiary that requires any consent or other action by any person for, or will be subject to default, termination, material repricing or other renegotiation, or cancellation because of, the Transactions;

                    (ix) each Contract relating to any legal entity in the nature of a partnership, limited liability company, or joint venture, in which the Company owns more than 25% of the voting rights, or a material strategic alliance;

                    (x) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any Subsidiary is a party that are involved in over $200,000 of business with the Company in the period since January 1, 2002;

                    (xi) all management Contracts in effect (excluding Contracts for employment), including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary or income or revenues related to any product of the Company or any Subsidiary to which the Company or any Subsidiary is a party;

                    (xii) all Contracts evidencing indebtedness incurred other than in the ordinary course of business (such as trade payables, capital leases and purchase money indebtedness);

                    (xiii) all Contracts, other than software licenses or consulting service agreements, with any Governmental Authority to which the Company or any Subsidiary is a party;

                    (xiv) all Contracts that limit, or purport to limit, the ability of the Company or any Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

                    (xv) all Contracts providing for benefits under any Plan;

                    (xvi) all material Contracts that result in any person or entity holding a power of attorney from the Company or any Subsidiary that relates to the Company, any Subsidiary or their respective businesses;

                    (xvii) all Contracts for employment required to be listed in Section 3.10(a) of the Company Disclosure Schedule;

                    (xviii) each material Contract with any present director or executive officer of the Company or any of its Subsidiaries or any stockholder who owns or controls ten percent (10%) or more of the Shares, provided that any agreement that requires the payment of $60,000 per annum shall be deemed to be material;

                    (xix) each Significant Customer Contract in excess of $500,000 entered into since March 31, 2002 that requires the Company or any Subsidiary to grant “most favored customer” pricing to any other person; and

                    (xx) all other Contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and the Subsidiaries taken as a whole or the conduct of their respective businesses, or the absence of which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would, individually or in the aggregate, have a Company Material Adverse Effect.

               For purposes of this Section 3.16 and Section 3.21, “Significant Customer Contract” means, every Contract of the Company or any Subsidiary entered into after March 31, 2002 with a customer headquartered in the United States that contemplates that the Company or a Subsidiary may receive revenues of $100,000 or more for products or services and every Contract of the Company or any Subsidiary entered into after March 31, 2002 with a customer headquartered outside of the United States that contemplates that the Company or a Subsidiary may receive revenues of $250,000 or more for products or services.

               (b)  Except as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Subsidiaries have not received any claim of default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Subsidiary under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

               (c)  Neither the Company nor any Subsidiary is a party to or otherwise bound by:

                    (i) any fidelity or surety bond or completion bond except as required pursuant to Section 412 of ERISA;

                    (ii) other than the money back guarantees contained in license agreements to the Company’s end user customers (“End User Agreements”), any Contract pursuant to which the Company or any Subsidiary has agreed to provide liquidated damages in excess of $500,000 (for the Company) or £500,000 (for the Subsidiaries) individually for failure to meet performance or quality milestones;

                    (iii) other than End User Agreements or agreements with sales agents or distributors of the Company’s products, any Contract pursuant to which the Company or any Subsidiary has agreed to provide (A) indemnification other than routine worldwide indemnification to a third party in the ordinary course consistent with past practices (other than this Agreement) or (B) guaranty to a third party (other than this Agreement);

                    (iv) any Contract entered into since March 31, 2002 relating to the acquisition of assets, property or any interest in any business enterprise having a value in excess of $200,000 or disposition of assets, property or any interest in any business enterprise outside the ordinary course of the Company’s or any Subsidiary’s business;

                    (v) any material joint marketing or development Contract; or

                    (vi) any agreement pursuant to which the Company has granted or may grant in the future, to any party any source code which is Company Owned IP or Company Licensed IP, a license or option or other right to use or acquire source code other than source code licenses contained in each End User Agreement, or agreement with sales agents or distributors of the Company’s products, all forms of which have been provided to Parent.

               SECTION 3.17 Insurance.(a)Section 3.17(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Subsidiary is currently or has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past year, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Subsidiaries are engaged.

               (b)  With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

               (c)  At no time subsequent to March 31, 2002 has the Company or any Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.17(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

               SECTION 3.18 Board Approval; Vote Required. (a) The Company Board, by resolutions duly adopted by unanimous at a meeting duly called and held and at which all members were present and voted and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the other Transactions and declared their advisability, (iii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger and (iv) other than as set forth in Section 3.18(a) of the Company Disclosure Schedule, confirmed that the Company Stock Options will not accelerate as a result of the Merger.

               (b)  The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the holders of a majority of the Shares in favor of the approval and adoption of this Agreement.

               SECTION 3.19 Information to Be Supplied.(a) The information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

               (b)  Notwithstanding the foregoing provisions of this Section 3.19, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 4.13.

               SECTION 3.20 Customers and Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth a true and complete list of the Company’s top ten customers (based on the revenue from such customer during the twelve (12) month period ended March 31, 2003). No customer that accounted for more than two percent of the Company’s consolidated revenues during the twelve (12) month period ended March 31, 2003 and no material supplier of the Company and its Subsidiaries, (i) has cancelled or otherwise terminated any Contract with the Company or any Subsidiary prior to the expiration of the Contract term, (ii) has returned, or threatened to return, a substantial amount of any of the products, equipment, goods and services purchased from the Company or any Subsidiary, or (iii) to the Company’s knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or its Subsidiaries or to reduce substantially its purchase from or sale to the Company or any Subsidiary of any products, equipment, goods or services. Neither the Company nor any Subsidiary has (i) breached any agreement with or (ii) engaged in any fraudulent conduct with respect to, any such customer or supplier of the Company or a Subsidiary.

               SECTION 3.21 Product Warranties. Section 3.21 of the Company Disclosure Schedule sets forth a copy of the standard forms of written warranties and guaranties by the Company or any Subsidiary utilized with respect to its products or services. With respect to Significant Customer Contracts entered into since March 31, 2002 that contemplate an exchange of value in excess of $500,000, there have not been any material deviations from such warranties and guaranties that would obligate the Company or any Subsidiary to provide products or services in any form or manner not consistent with the relevant specifications for such products or services, and none of the Company’s nor any Subsidiary’s salespeople, employees, distributors or agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties without the approval of the Company’s finance or legal departments.

               SECTION 3.22 Certain Business Practices. None of the Company or, to the knowledge of the Company, any Subsidiary or, to the knowledge of the Company, any directors or officers, agents or employees of the Company or any Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

               SECTION 3.23 Affiliates. Except for the persons listed in Section 3.23 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act (“Company Affiliates”).

               SECTION 3.24 Interested Party Transactions. No director, officer or other affiliate of the Company has or has had, directly or indirectly, (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services; (iii) a beneficial interest in any Contract included in Section 3.13 or 3.16 of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Company or any Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.24. The Company and the Subsidiaries have not, since July 30, 2002, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit. There are no extensions of credit maintained by the Company or any of its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

               SECTION 3.25 Takeover Statutes. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar applicable Law (“Takeover Statutes”), will not apply to Parent or Merger Sub with respect to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other Transactions.

               SECTION 3.26 Representations Complete. The representations and warranties made by the Company in this Agreement, the statements made in any Schedules or certificates furnished by the Company pursuant to this Agreement, and the statements made by the Company in any documents mailed, delivered or furnished to the stockholders or the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, do not contain and will not contain, as of their respective dates and as of the Effective Time, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates or as of the Effective Time, to state any material fact necessary in order to make the statement contained herein or therein, in the light of the circumstances under which they were made, not misleading.

               SECTION 3.27 Opinion of Financial Advisor. The Company Board has received the opinion of Citigroup Global Markets Inc., dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (the “Company Fairness Opinion”), a true and complete copy of the written opinion of which will be delivered to Parent promptly after receipt thereof by the Company solely for informational purposes. The Company has been authorized by Citigroup Global Markets Inc. to permit, subject to the prior review and consent by Citigroup Global Markets Inc., the inclusion of the Company Fairness Opinion (or a reference thereto) in the Proxy Statement.

               SECTION 3.28 Brokers. No broker, finder or investment banker (other than Citigroup Global Markets Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Citigroup Global Markets Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

               As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth in the Parent Disclosure Schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution and delivery of this Agreement (which Parent Disclosure Schedule shall specifically identify the specific Section or subsection, as applicable, to which each such exception relates):

               SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect (as defined in Section 9.03(a)). Each of Parent and Merger sub are duly qualified or licensed as a foreign corporation to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their respective obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               SECTION 4.02 Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and the By-Laws of Parent and the Certificate of Incorporation and By-Laws of Merger Sub, each as amended to date. Such Certificates of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

               SECTION 4.03 Capitalization. (a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”), 300,000 shares of which have been designated Series A Junior Participating Preferred Stock. As of June 30, 2003, (i) 36,654,272 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable, (ii) 548,704 shares of Parent Common Stock were held in the treasury of Parent, (iii) no shares of Parent Common Stock were held by subsidiaries of Parent and (iv) 1,628,344 shares of Parent Common Stock were reserved for future issuance pursuant to stock options. As of the date of this Agreement, no shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03 and except for stock options granted pursuant to the stock option plans of Parent (the “Parent Stock Option Plans”), rights granted to the holders of Parent’s 4 1/2% Convertible Subordinated Notes due 2005 to convert such notes into Parent Common Stock and rights to purchase Parent Common Stock pursuant to the Parent Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of Parent or Merger Sub to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of Merger Sub. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, Merger Sub or any other person.

               (b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and all of which are owned by Parent. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and each such share is owned by Parent or Merger Sub free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s or Merger Sub’s voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               (c)  The shares of Parent Common Stock to be issued pursuant to the Merger (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Parent’s Certificate of Incorporation or By-Laws or any agreement to which the Parent is a party or is bound and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

               SECTION 4.04 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

               SECTION 4.05 No Conflict; Required Filings and Consents. (a)The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               (b)  The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws and state takeover laws, the HSR Act, the requirements of Law n. 8.884 of June 11, 1994, as amended, in Brazil and filing and recordation of the Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               SECTION 4.06 Compliance. Neither Parent nor Merger Sub is in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay either Parent or Merger Sub from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               SECTION 4.07 SEC Filings; Financial Statements. (a)Parent has filed all forms, reports and documents required to be filed by it with the SEC since June 30, 2000 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

               (b)  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q) and each fairly presents the consolidated financial position, results of operations and cash flows of Parent and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have, a Parent Material Adverse Effect).

               (c)  Parent has heretofore furnished or made publicly available to the Company complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect.

               SECTION 4.08 Absence of Certain Changes or Events. Since June 30, 2002, except as set forth in Section 4.08 of the Parent Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Parent SEC Report filed since June 30, 2002 and prior to the date of this Agreement, (a) Parent has conducted its business only in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Parent Material Adverse Effect.

               SECTION 4.09 Absence of Litigation. Except as specifically disclosed in any Parent SEC Report filed prior to the date of this Agreement or as set forth in Section 4.09 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, before any Governmental Authority. Neither Parent nor Merger Sub nor any material property or asset of Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except, with respect to Governmental Authorities outside the United States, as would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement and as would not have a Parent Adverse Effect.

               SECTION 4.10 No Vote Required. No vote of the stockholders of Parent is required by Law, Parent’s Certificate of Incorporation or Bylaws or otherwise in order for Parent and Merger Sub to consummate the Transactions.

               SECTION 4.11 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

               SECTION 4.12 Tax Matters. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger or the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

               SECTION 4.13 Information to be Supplied.(a) The information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

               (b)  Notwithstanding the foregoing provisions of this Section 4.13, no representation or warranty is made by the Parent or Merger Sub with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 3.19.

               SECTION 4.14 Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

               SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing:

(i) the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use all commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, licensees and other persons with which the Company or any Subsidiary has significant business relations.

               By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, neither the Company nor any Subsidiary shall, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

               (a)  except as set forth on Section 5.01(a) or the Company Disclosure Schedule, amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

               (b)  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, except (A) for the issuance of Shares pursuant to employee stock options outstanding on the date hereof and pursuant to the Purchase Plan, (B) accrual of 600,000 rights to purchase Company Common Stock pursuant to the Purchase Plan and (C) for the issuance, to new employees consistent with past practice, or to existing employees promoted to fill vacancies consistent with past practice, of options to purchase up to 1,000,000 Shares pursuant to the Company Stock Option Plans or (ii) any material assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

               (c)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other Subsidiary;

               (d)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than the repurchase of Shares subject to a Company Restricted Stock Award;

               (e)  (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (iii) enter into any Contract other than in the ordinary course of business and consistent with past practice; (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $500,000 for the Company and the Subsidiaries taken as a whole; or (v) enter into or amend any Contract with respect to any matter set forth in this Section 5.01(e);

               (f)  (i) hire more than 10 additional employees, except that the Company may fill current vacancies or vacancies arising after the date of this Agreement due to the termination of any employee’s employment, or (ii) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, or (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary, or (iv) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

               (g)  (i) exercise its discretion with respect to or otherwise voluntarily accelerate the vesting of any Company Stock Award as a result of the Merger, any other change of control of the Company (as defined in the Company Stock Plans) or otherwise; or (ii) except for the proposed increase in the number of authorized shares contemplated by the proxy statement filed by the Company with the SEC on July 23, 2003, exercise its discretion with respect to or otherwise amend, modify or supplement the Purchase Plan;

               (h)  (i) except as permitted by clause (e) above, purchase, acquire, lease or license any material assets in any single transaction or series of related transactions having a fair market value in excess of $750,000 in the aggregate, or sell, transfer or otherwise dispose of any material assets other than sales of its products and other non-exclusive licenses of software in the ordinary course of business consistent with past practices; (ii) sell, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices; or (iii) grant “most favored nation” pricing to any person;

               (i)  take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice or as required by GAAP, with respect to accounting policies or procedures;

               (j)  make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability, provided that Parent will not unreasonably withhold its consent to the foregoing;

               (k)  pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the March 2003 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;

               (l)  amend or, modify in any material respect or consent to the termination of any Material Contract other than in the ordinary course of business;

               (m)  enter into any material distribution agreement;

               (n)  terminate any material software development project that is currently ongoing except pursuant to the terms of existing Contracts with customers;

               (o)  modify its standard warranty terms for its products or services or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to the Company or any Subsidiary;

               (p)  enter into any exclusive license, distribution, marketing or sales agreement;

               (q)  enter into any commitment to any person to (i) develop software without charge or (ii) incorporate any material software into any of the products of the Company or any Subsidiary;

               (r)  permit any item of Company Owned IP to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned IP;

               (s)  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

               (t)  commence or settle any Action;

               (u)  announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing; or

               (v)  directly or indirectly, take any action to cause the Company’s representations and warranties set forth in Article III to be untrue in any material respect..

ARTICLE VI

ADDITIONAL AGREEMENTS

               SECTION 6.01 Registration Statement; Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement (the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Parent and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with such actions and the preparation of the Registration

Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders.

               (b)  Except as provided in Section 6.04(c), the Company covenants that none of the Company Board or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Merger or any other Transaction (the “Company Recommendation”) and the Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of adoption of this Agreement and approval of the Merger.

               (c)  No amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed). Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.01 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

               SECTION 6.02 Company Stockholders’ Meeting. The Company shall call and hold the Company Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective for the purpose of voting on the adoption of this Agreement and the approval of the Merger. The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders, except in the event and to the extent that the Company Board, in accordance with Section 6.04(c), withdraws or modifies its recommendation to the stockholders of the Company in favor of the adoption of this Agreement and approval of the Merger.

               SECTION 6.03 Access to Information; Confidentiality. (a) From the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall (and shall cause its Subsidiaries to), upon reasonable notice: (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as Parent or its Representatives may reasonably request. The manner in which such access is provided shall be subject to the Company’s standard security measures with respect to non-employee visitors.

               (b)  All information obtained by Parent pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated May 29, 2003 (the “Confidentiality Agreement”), between Parent and the Company.

               (c)  No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

               (d)  The Company hereby waives the provisions of Section 15 of the Confidentiality Agreement as and to the extent necessary to permit the consummation of each Transaction.

               (e)  Notwithstanding anything in this agreement or any other written or oral understanding or agreement to the contrary, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

               SECTION 6.04 No Solicitation of Transactions.(a) The Company agrees that neither it nor any Subsidiary nor any of the directors, officers or employees of it or any Subsidiary will, and that it will cause its and its Subsidiaries’ agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary) not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, except as to the existence of these provisions, or agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any Subsidiary, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any Subsidiary, to take any such action. The Company shall notify Parent as promptly as practicable (and in any event within one (1) business day), orally and in writing, if any proposal or offer, or request for information from any person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or request (including material amendments or proposed material amendments). The Company shall provide Parent with twenty-four (24) hours prior notice (or any such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Competing

Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party and the Company also agrees to promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such person by or on behalf of the Company or any Subsidiary and, if requested by Parent, to enforce such person’s obligation to do so.

               (b)  Notwithstanding anything to the contrary in Section 6.04(a), the Company Board may prior to the Effective Date furnish information (of the same type and scope that the Company provided to Parent prior to or following the date of this Agreement) to, enter into a confidentiality agreement with or enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, if the Company Board has (i) determined, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation), that such proposal or offer constitutes a Superior Proposal (as defined below), (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that such action is required to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least 24 hours prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement).

               (c)  Except as set forth in this Section 6.04(c), the Company Board shall not withdraw or make a change in the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment prior to the Effective Time and after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that it is required to make a Change in the Company Recommendation to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, the Company Board may recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, and (ii) if Parent does not, within three (3) business days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Company Board may make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary obligations to the Company and its stockholders under applicable Law or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Company Board in violation of this Section 6.04(c). Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall not submit to the vote of its stockholders any Competing Transaction, or propose to do so, prior to the Company Stockholders’ Meeting.

               (d)  A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company or of any Subsidiary; (iii) any sale, exchange, transfer or other acquisition or disposition of 15% or more of any class of equity securities of the Company or of any Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or of any Subsidiary; (v) any solicitation in opposition to adoption of this Agreement by the Company’s stockholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

               (e)  A “Superior Proposal” means an unsolicited written bona fide offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of beneficial ownership of 100% of the voting power of the then outstanding shares of stock of the Company, on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation), to be more favorable to the Company stockholders than the Merger and for which financing, to the extent required, is then committed.

               SECTION 6.05 Employee Benefits Matters. Employees of the Company or any Subsidiary shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its subsidiaries in the calendar year in which the Effective Time occurs.

               SECTION 6.06 Directors’ and Officers’ Indemnification and Insurance. (a) The Certificate of Incorporation and the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article XIII of the Certificate of Incorporation and Article VI of the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

               (b)  The Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage as provided to directors and officers of Parent) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(b) more than an amount per year equal to 175% of current annual premiums paid by the Company for such insurance (which annual premiums the Company represents and warrants to be $892,675.63 in the aggregate).

               (c)  In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.06.

               (d)  The Surviving Corporation and Parent shall honor and fulfill in all respects the obligations of the Company pursuant to the indemnification agreements with the Company’s directors and officers existing at or before the Effective Time listed in the Company Disclosure Schedule.

               (e)  This Section shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and each indemnified party, shall be binding, jointly and severally, on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the indemnified parties.

               SECTION 6.07 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time such that the conditions set forth in Section 7.2(a) (in the case of the Company) or Section 7.3(a) (in the case of Parent or Merger Sub) would not or may not be satisfied and (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder at or prior to the Effective Time such that the conditions set forth in Section 7.2(b) (in the case of the Company) or Section 7.3(b) (in the case of Parent or Merger Sub) would not or may not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

               SECTION 6.08 Company Affiliates. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective time, an affiliate letter in the form attached hereto as Exhibit 6.08, executed by each of the Company Affiliates and any person who shall, to the knowledge of the Company, have become a Company Affiliate subsequent to the date of this Agreement. Parent shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale of shares of Parent Common Stock pursuant to Rule 145 under the Securities Act.

               SECTION 6.09 Takeover Statutes. If any Takeover Statute or any similar Law in any State of the United States (including under the DGCL or any other Law of the State of Delaware) is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise take such lawful actions to eliminate or minimize the effects of such Law on such transactions.

               SECTION 6.10 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger; provided that neither Merger Sub nor Parent will be required by this Section 6.10 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

               SECTION 6.11 Plan of Reorganization.     (a)     This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, and thereafter as relevant, each party hereto shall use its reasonable best efforts to cause the Merger or the Integrated Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Integrated Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

               (b)      As of the date hereof, the Company does not know of any reason (i) why would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(g) and Section 7.03(d), or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(g) and Section 7.03(d). The Company will deliver such certificate to counsel to the Company and Parent, effective as of the date of such opinions.

               (c)     As of the date hereof, Parent does not know of any reason (i) why either Parent or Merger Sub would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(g) and Section 7.03(d), or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(g) and Section 7.03(d). Parent will deliver such certificate to counsel to the Company and Parent effective as of the date of such opinions.

               (d)     Parent and the Company agree to report the Merger or the Integrated Merger, as the case may be, for federal and applicable state income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

               SECTION 6.12     Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Merger Sub shall not engage in any business that is not in connection with the Merger pursuant to this Agreement.

               SECTION 6.13     Consents of Accountants. Parent and the Company will each use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

               SECTION 6.14     Nasdaq Quotation. Parent shall promptly prepare and submit to Nasdaq a listing application covering the shares of Parent Common Stock to be issued in the Merger and pursuant to Substitute Options, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the quotation of such shares of Parent Common Stock, subject to official notice of issuance to Nasdaq.

               SECTION 6.15     Subsequent Financial Statements. The Company shall, if practicable, consult with Parent prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that Parent shall have no liability by reason of such consultation.

               SECTION 6.16     Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the Nasdaq, each of Parent and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions.

               SECTION 6.17     Board of Directors. After the Effective Time, Parent shall select one of the following three members of the Company Board, Yorgen Edholm, John Mutch and Edward Saliba, to become a member of the Board of Directors of Parent after the Effective Time, assuming that such person is able and willing to serve of the Board of Directors of Parent.

               SECTION 6.18     Company Stock Transfer Agreement. The Company hereby acknowledges the restrictions on transfer of the Shares (as defined in the Voting Agreement) contained in Sections 3.01 and 3.06 of the Voting Agreement. The Company agrees not to register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares, unless the transfer is made pursuant to and in compliance with the Voting Agreement. The Company further agrees to instruct its transfer agent not to transfer any certificate or uncertificated interest representing any Shares, until (i) the transfer agent has received Parent’s consent to such a transfer, or (ii) the Voting Agreement has been terminated pursuant to Article IV thereof.

ARTICLE VII

CONDITIONS TO THE MERGER

               SECTION 7.01     Conditions to the Obligations of Each Party. The obligations of each party to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

               (a)     Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated by the SEC.

               (b)     Company Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation and By-Laws.

               (c)     No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

               (d)     Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other material non-U.S., federal or state antitrust, competition or fair trade Law shall have expired or been terminated.

               (e)     Nasdaq Quotation. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for quotation on the Nasdaq Stock Market, subject to official notice of issuance.

               SECTION 7.02     Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions:

               (a)     Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except (i) where the representations of the Company contained in Section 3.03(a) are not true and correct to less than a significant extent and (ii) where the failure of such other representations of the Company to be so true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Company Material Adverse Effect.

               (b)     Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

               (c)     Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the chief executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

               (d)     Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

               (e)     Employees. No fewer than 75 percent of the persons listed on Section 7.02(e) of the Company Disclosure Schedule shall continue to be employed by, and shall not have given notice of their intention to terminate their employment with, the Company or its Subsidiaries.

               (f)     Resignation. All members of the Company Board and the boards of directors of the Subsidiaries shall have executed written resignations effective as of the Effective Time.

               (g)     Tax Opinion. Parent shall have received the opinion of Shearman & Sterling LLP, counsel to Parent, based upon representations of Parent, Merger Sub and the Company, and normal assumptions, to the effect that, for federal income tax purposes, the Merger or the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect, provided, however, that if such counsel is unable or unwilling to deliver such opinion this condition shall be satisfied by delivery to the Company of a similar opinion of Venture Law Group, A Professional Corporation. The issuance of such opinion shall be conditioned on receipt by Shearman & Sterling LLP of representation letters from each of Parent and the Company as contemplated in Section 6.11 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

               SECTION 7.03     Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions:

               (a)     Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except where the failure of such representations to be so true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Parent Material Adverse Effect.

               (b)     Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

               (c)     Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the chief executive officer, chief financial officer or the chief operating officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

               (d)     Tax Opinion. The Company shall have received the opinion of Venture Law Group, a Professional Corporation, counsel to the Company, based upon representations of Parent, Merger Sub and the Company, and normal assumptions, to the effect that, for federal income tax purposes, the Merger or the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of section 368(b) of the code, which opinion shall not have been withdrawn or modified in any material respect; provided, however, that if such counsel is unable or unwilling to deliver such opinion this condition shall be satisfied by delivery to the Company of a similar opinion of Shearman & Sterling LLP. The issuance of such opinion shall be conditioned on receipt by Venture Law Group, a Professional Corporation, of representation letters from each of Parent and the Company as contemplated in Section 6.11 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

               SECTION 8.01     Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company:

               (a)     by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company; or

               (b)     by either Parent or the Company if the Effective Time shall not have occurred on or before February 28, 2004; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

               (c)     by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

               (d)     by Parent if a Company Triggering Event (as defined below) shall have occurred; or

               (e)     by either Parent or the Company if this Agreement shall fail to receive the requisite vote for approval at the Company Stockholders’ Meeting; or

               (f)     by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 8.01(f) for so long as the Company continues to exercise its best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Parent to the Company; or

               (g)     by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 8.01(g) for so long as Parent and Merger Sub continue to exercise their best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by the Company to Parent.

For purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board shall have effected a Change in Company Recommendation; (ii) the Company shall have failed to include in the Proxy Statement the Company Recommendation, (iii) the Company Board shall have recommended to the stockholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, Contract or commitment accepting any Competing Transaction; (iv) the Company shall have intentionally breached its obligations under Section 6.04; or (v) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

               SECTION 8.02     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of any party hereto, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any party from liability for any breach hereof prior to such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

               SECTION 8.03     Fees and Expenses. (a)     Except as set forth in this Section 8.03, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated, except that the Company and Parent shall each pay one-half of all Expenses relating to (i) printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with such documents and (ii) the filing fee for the Notification and Report Forms filed under HSR Act. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

               (b)     The Company agrees that:

(i) if Parent shall terminate this Agreement pursuant to Section 8.01(d); or

(ii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(e), and (B) prior to the time of such termination a Competing Transaction shall have been publicly announced with respect to the Company, and (C) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination;

(iii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b) and (B) prior to the time of such termination a Competing Transaction shall have been publicly announced with respect to the Company, and (C) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination;

then the Company shall pay to Parent promptly (but in any event no later than two business days after the first of such events shall have occurred) a fee of $5,500,000 (the “Fee”), which amount shall be payable in immediately available funds.

               (c)     The Company agrees that if Parent shall terminate this Agreement pursuant to Section 8.01(f) and neither Parent nor Merger Sub is in material breach of its material covenants and agreements contained in this Agreement or its material representations and warranties contained in this Agreement, then the Company shall, whether or not any payment is made pursuant to Section 8.03(b), reimburse Parent (not later than one business day after submission of statements therefore) for all of its Expenses (up to a maximum of $2 million). Parent agrees that if the Company shall terminate this Agreement pursuant to Section 8.01(g) and the Company is not in material breach of its material covenants and agreements contained in this Agreement or its material representations and warranties contained in this Agreement, then Parent shall reimburse the Company (not later than one business day after submission of statements therefore) for all of its Expenses (up to a maximum of $2 million).

               (d)     The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term “Expenses” shall be deemed to include the reasonable costs and expenses actually incurred or accrued by Parent (including, without limitation, the reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank’s prime rate plus 3%. Payment of the fees and expenses described in this Section 8.03 shall not be in lieu of any damages incurred in the event of willful or intentional breach of this Agreement.

               (e)     “Third Party Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or of any direct or indirect parent thereof; (ii) a sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company immediately prior to such sale or other disposition; or (iii) an acquisition by any person or group (including by way of a tender offer or an exchange offer or an issuance of capital stock by the Company), directly or indirectly, of beneficial ownership of fifty percent (50%) or more of the voting power of the then outstanding shares of capital stock of the Company.

               SECTION 8.04     Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

               SECTION 8.05     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

               SECTION 9.01     Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the covenants and agreements set forth in Article II and Sections 6.06 and 6.11 and this Article IX shall survive the Effective Time and Sections 6.03(b) and 8.02 and this Article IX shall survive any such termination.

               SECTION 9.02     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

               if to Parent or Merger Sub:

Hyperion Solutions Corporation 1344 Crossman Avenue Sunnyvale, CA 94089 Facsimile No. (408) 220-8290 Attention: Russ Wayman Email: russ_wayman@hyperion.com with a copy to:

Shearman & Sterling LLP 1080 Marsh Road Menlo Park, California 94025 Facsimile No: (650) 838-3699 Attention: Michael J. Coleman Email: mcoleman@shearman.com if to the Company:

Brio Software, Inc. 4980 Great America Parkway Santa Clara, CA 95054 Facsimile No. (408) 496-7680 Attention: Craig Collins Email: craig.collins@brio.com with a copy to:

Venture Law Group PC 2775 Sand Hill Road Menlo Park, California 94025 Facsimile No: (650) 233-8386 Attention: Jon E. Gavenman Email: jgavenman@vlg.com with a copy to:

Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054 Facsimile No. (480) 496-7680 Attention: Philip R. Strauss Email: philip.strauss@brio.com

               SECTION 9.03     Certain Definitions. (a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company IP” means Company Licensed IP and Company Owned IP.

“Company Licensed IP” means any and all Intellectual Property that is owned by any other person and that is licensed to, used or distributed by the Company or any Subsidiary.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or the ability of the Company to perform its obligations hereunder; provided, however, that the foregoing shall not include any event, circumstance, change or effect primarily resulting from (i) changes in general economic conditions, which do not have a materially disproportionate effect (relative to other industry participants) on the Company or its Subsidiaries, (ii) the public announcement of the transactions contemplated hereby (provided that this exception shall not apply to the use of the term “Company Material Adverse Effect” in Section 7.02(a) with respect to the representations and warranties contained in Section 3.05), (iii) any reduction in the market price of the Company Common Stock (it being understood that the foregoing shall not prevent Parent from asserting that any underlying causes of such reduction independently constitutes a Company Material Adverse Effect), or (iv) the Company’s announcement of its results for its quarter ended June 30, 2003, provided the content of such announcement has been disclosed to Parent prior to the date hereof.

“Company Owned IP” means any and all Intellectual Property owned (in whole or in part) by the Company or any Subsidiary.

“Company Registered IP” means any and all Registered Intellectual Property owned (in whole or in part) by the Company or any Subsidiary.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means worldwide patents, patent applications, statutory invention registrations, trademarks (whether registered or unregistered), trademark applications, trade dress, logos, trade names, fictitious business names, corporate names and other source identifiers, service marks (whether registered or unregistered), service mark applications, domain names, copyrights (whether registered or unregistered), copyright applications, mask works, mask work applications, trade secrets, know-how, customer lists, computer software (including, without limitation, source code, operating systems and specifications, data, databases, files, documentation and other materials related thereto), inventions, designs, blueprints, engineering drawings, or any proprietary products, technology, and all other worldwide intellectual property rights;

“Order” means any law, rule, regulation, judgment, decree, executive order or award.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole or the ability of Parent and Merger Sub to perform their respective obligations hereunder; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions, which do not have a materially disproportionate effect (relative to other industry participants) on Parent and its subsidiaries, (ii) the public announcement of the transactions contemplated hereby (provided that this exception shall not apply to the use of the term “Parent Material Adverse Effect” in Section 7.03(a) with respect to the representations and warranties contained in Section 4.05), (iii) any reduction in the market price of Parent Common Stock (it being understood that the foregoing shall not prevent the Company from asserting that any underlying causes of such reduction independently constitutes a Parent Material Adverse Effect), or (iv) Parent’s announcement of its results for its fiscal year ended June 30, 2003, provided the content of such announcement has been disclosed to the Company prior to the date hereof.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Registered Intellectual Property” means any and worldwide: (i) patents, including applications therefor; (ii) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks; (iii) copyrights registrations and applications to register copyrights; (iv) registered mask works and applications to register mask works; and (v) any other intellectual property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Securities Act” means the Securities Act of 1933, as amended.

“Shrinkwrap Software” means “off-the-shelf” computer software applications, other than Company Owned IP, that are generally available to all interested purchasers and licensees on standard terms and conditions.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

               (b)  The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 3.09
Agreement	Preamble
Blue Sky Laws	§ 3.05(b)
Certificate of Merger	§ 1.02

Defined Term	Location of Definition

Certificates	§ 2.02(b)
Change in the Company Recommendations	§ 6.04(c)
Closing	§ 1.02
Code	Recitals
Company	Preamble
Company Affiliate	§ 3.23
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Fairness Opinion	§ 3.27
Company Permits	§ 3.06
Company Preferred Stock	§ 3.03(a)
Company Recommendation	§ 6.01(b)
Company Restricted Stock Award	§ 2.05
Company SEC Reports	§ 3.07(a)
Company Stock Awards	§ 3.03(a)
Company Stock Options	§ 2.04(a)
Company Stock Option Plans	§ 2.04(a)
Company Stock Plans	§ 3.03(a)
Company Stockholders’ Meeting	§ 6.01(a)
Competing Transaction	§ 6.04(d)
Company Triggering Event	§ 8.01
Confidentiality Agreement	§ 6.03(b)
Contract	§ 3.16(a)
DGCL	Recitals
Dissenting Shares	§ 2.10
Effective Time	§ 1.02
End User Agreements	§ 3.16(c)
Environmental Permits	§ 3.15
ERISA	§ 3.10(a)
Exchange Agent	§ 2.02(a)
Exchange Fund	§ 2.02(a)
Expenses	§ 8.03(a), (d)
Fee	§ 8.03(b)
Form Agreement	§ 3.16(a)(iv)
GAAP	§ 3.07(b)
Governmental Authority	§ 3.05(b)
HSR Act	§ 3.05(b)
Integrated Merger	§ 1.06
IRS	§ 3.10(a)
Law	§ 3.05(a)
Lease Documents	§ 3.12(b)
License-In Agreement	§ 3.13(b)
Liens	§ 3.12(b)
March 2003 Balance Sheet	§ 3.07(c)

Defined Term	Location of Definition

Material Contracts	§ 3.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	§ 3.10(b)
Multiple Employer Plan	§ 3.10(b)
Nasdaq	§ 2.02(e)
New Purchase Date	2.06
Non-U.S. Benefit Plan	§ 3.10(g)
Notice of Superior Proposal	§ 6.04(c)
Option Exchange Ratio	§ 6.04(c)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	§ 2.01(a)
Parent Disclosure Schedule	Article IV
Parent Preferred Stock	§ 4.03
Parent Rights Agreement	§ 2.08
Parent SEC Reports	§ 4.07(a)
Parent Stock Option Plans	§ 4.03(a)
Per Share Cash Consideration	§ 2.01(a)
Per Share Stock Consideration	§ 2.01(a)
Plans	§ 3.10(a)
Proxy Statement	§ 6.01(a)
Purchase Plan	§ 2.06
Merger Sub	Preamble
Registration Statement	§ 6.01(a)
Representatives	§ 6.03(a)
SEC	§ 3.07(a)
Share	§ 2.01(a)
Significant Customer Contract	§ 3.16
Stockholders	Recitals
Subsidiary	§ 3.01(a)
Substitute Option	§ 2.04(a)
Superior Proposal	§ 6.04(e)
Surviving Corporation	§ 1.01
Takeover Statutes	§ 3.25
Terminating Company Breach	§ 8.01(f)
Terminating Parent Breach	§ 8.01(g)
Third Party Acquisition	§ 8.03(e)
Transactions	§ 3.01(a)
Upstream Merger	§ 1.06
Voting Agreement	Recitals

               SECTION 9.04     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

               SECTION 9.05     Entire Agreement; Assignment. This Agreement and the Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Sections 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

               SECTION 9.06     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

               SECTION 9.07     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

               SECTION 9.08     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court or Federal court located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware Chancery Court or Federal court located in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

               SECTION 9.09     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTIONS OR PROCEEDINGS DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER

OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

               SECTION 9.10     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

               SECTION 9.11     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

               IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HYPERION SOLUTIONS CORPORATION

By:	/s/ Jeff Rodek

Name:	Jeff Rodek
Title:	Chairman & CEO

T-BIRD ACQUISITION, INC.

By:	/s/ W. Russell Wayman

Name:	W. Russell Wayman
Title:	Chairman

BRIO SOFTWARE, INC.

By:	/s/ Craig D. Brennan

Name:	Craig D. Brennan
Title:	President & CEO

EXHIBIT 6.08

FORM OF AFFILIATE LETTER FOR
AFFILIATES OF THE COMPANY

[___] [_], 2003

[Parent]
[Address]

Ladies and Gentlemen:

               I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of BRIO SOFTWARE, INC. (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003 (the “Merger Agreement”), among HYPERION SOLUTIONS CORPORATION, a Delaware corporation (“Parent”), T-BIRD ACQUISITION, INC., a Delaware corporation (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used in this letter agreement without definition shall have the meanings assigned to them in the Merger Agreement.

               As a result of the Merger, I may receive shares of common stock, par value $0.001 per share, of Parent (the “Parent Shares”). I would receive such Parent Shares in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.001 per share, of the Company (the “Company Shares”).

       1.       I represent, warrant and covenant to Parent that in the event I receive any Parent Shares as a result of the Merger:

A. I shall not make any sale, transfer or other disposition of the Parent Shares in violation of the Act or the Rules and Regulations.

B. I have carefully read this letter and discussed the requirements of this letter and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Shares, to the extent I felt necessary, with my counsel.

C. I have been advised that the issuance of the Parent Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the stockholders of the Company I may be deemed to be an affiliate of the Company, the distribution by me of the Parent Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Shares issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

E. I understand that there will be placed on the certificates for the Parent Shares issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED JULY [ ], 2003 BETWEEN THE REGISTERED HOLDER HEREOF AND [PARENT], A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF [PARENT].”

F. I understand that unless a sale or transfer is made in accordance with the provisions of paragraph 1.C. above, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

G. Execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

       2.       By Parent’s acceptance of this letter, Parent hereby agrees with me that:

It is understood and agreed that certificates with the legends set forth in paragraphs 1.E. and l.F. above will be substituted by delivery of certificates without such legends if (i) one year shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a “no action” letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

Very truly yours,

Name:

Agreed and accepted this [     ] day
of [     ], 2003, by

[HYPERION] SOLUTIONS CORPORATION

By:

Name:
Title:

EXHIBIT 2
CONFORMED COPY

VOTING AGREEMENT

among

HYPERION SOLUTIONS CORPORATION

and the

STOCKHOLDERS OF BRIO SOFTWARE, INC.

identified on the signature pages hereto

Dated as of July 23, 2003

VOTING AGREEMENT

     VOTING AGREEMENT, dated as of July 23, 2003 (this “Agreement”), among Hyperion Solutions Corporation, a Delaware corporation (“Parent”), and the stockholders (each a “Stockholder”) of the Company identified on the signature pages hereto.

     WHEREAS, Parent and T-Bird Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger and Reorganization dated as of the date hereof (as amended from time to time, the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), with Brio Software, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

     WHEREAS, as of the date hereof, each Stockholders is the beneficial owner of the number of Shares set forth opposite each Stockholder’s name in Exhibit A hereto (the “Existing Shares” and, together with any shares of Company Common Stock beneficially acquired by Stockholders after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise and any shares into which or for which any or all of the Existing Shares and additional shares may be changed or exchanged, the “Shares”); and

     WHEREAS, as an inducement and a condition to entering into the Merger Agreement and incurring the obligations set forth therein, Parent has required that the Stockholders agree to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING AGREEMENT

     SECTION 1.01. Voting Agreement. (a) Each Stockholder hereby agrees that, from and after the date hereof and until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, at every meeting of the stockholders of the Company, however called, and at every adjournment thereof, and in every action by written consent of the stockholders of the Company, such Stockholder shall, provided that such Stockholder has not received notice from Parent (which notice may be delivered at any such meeting) stating Parent’s intention to exercise the Proxy at such meeting, appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Stockholder’s Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (other than the Merger Agreement or the Transactions), that could be reasonably expected to result in any of the conditions to the Company’s obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Merger Agreement, the Merger or this Agreement.

     (b)  If a Stockholder fails for any reason to vote his, her or its Shares as required by Section 1.01(a), the holder of the Proxy (as defined below) shall have the right to vote such Stockholder Shares at any meeting of the Company’s stockholders and in any action by written consent of the Company’s stockholders in accordance with Section 1.01(a) and the Proxy. The vote of a holder of the Proxy shall control in any conflict between a vote of such Stockholder’s Shares by a holder of the Proxy and a vote of such Stockholder’s Shares by such Stockholder with respect to the matters set forth in Section 1.01(a).

     (c)  Each Stockholder hereby agrees that such Stockholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in Section 1.01(a) or (b).

     (d)  No provision of this Agreement shall limit or otherwise restrict any Stockholder with respect to any act or omission that such Stockholder may undertake or authorize in such Stockholder’s capacity as a director or officer of the Company.

     SECTION 1.02. Irrevocable Proxy. Concurrently with the execution of this Agreement, each Stockholder has delivered to Parent a proxy in the form attached as Exhibit B hereto (the “Proxy”), which such Stockholder agrees shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

     Each Stockholder hereby severally represents and warrants to Parent as follows:

     SECTION 2.01. Organization, Qualification. (a) Such Stockholder, if it is an individual, has all legal capacity to enter into this Agreement and to deliver the Proxy, to carry out his or her obligations hereunder and to consummate the transactions contemplated hereby.

2

     (b)  Such Stockholder, if it is a corporation or other legal entity, is duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or formation.

     (c)  Such Stockholder, if it is a corporation or other legal entity, is not in violation of any of the provisions of its certificate of incorporation, by-laws or equivalent organizational documents.

     SECTION 2.02. Authority Relative to this Agreement. Such Stockholder has all necessary power and authority to execute and deliver this Agreement and the Proxy, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and the Proxy have been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of the Voting Agreement by Parent, constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms.

     SECTION 2.03. No Conflict. (a) The execution and delivery of this Agreement and the Proxy by such Stockholder do not, and the performance of this Agreement and the Proxy by such Stockholder shall not, (i) conflict with or violate the certificate of incorporation or by-laws or equivalent organizational documents of such Stockholder (if such Stockholder is a corporation or other legal entity), (ii) assuming satisfaction of the requirements set forth in Section 2.03(b) below, conflict with or violate the terms of any trust agreements or equivalent organizational documents of such Stockholder (if such Stockholder is a trust), (iii) conflict with or violate any Law applicable to such Stockholder or by which the Shares owned by such Stockholder are bound or affected or (iv) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares owned by such Stockholder are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement and the Proxy or otherwise prevent or materially delay such Stockholder from performing its obligations under this Agreement and the Proxy.

     (b)  The execution and delivery of this Agreement and the Proxy by such Stockholder does not, and the performance of this Agreement and the Proxy by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of such Stockholder, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, state takeover Laws and the pre-merger notification requirements of the HSR Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the

3

transactions contemplated by this Agreement and the Proxy or otherwise prevent such Stockholder from performing its material obligations under this Agreement and the Proxy.

     SECTION 2.04. Title to the Shares. As of the date hereof, such Stockholder is the record and beneficial owner of the number of Shares set forth opposite such Stockholder’s name in Exhibit A hereto with full power to vote or direct the voting of such Shares owned of record as indicated in Exhibit A, without restriction, for and on behalf of all beneficial owners of such Shares. Except as set forth on Exhibit A, such Shares are all the securities of the Company owned of record or beneficially by such Stockholder. The Shares owned by such Stockholder are now and, at all times during the term hereof will be, owned free and clear of all Liens, other than any Liens created by this Agreement. Except as provided in this Agreement, such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Stockholder.

ARTICLE III

COVENANTS OF STOCKHOLDERS

     SECTION 3.01. No Disposition or Encumbrance of Shares. Each Stockholder hereby agrees that, except as contemplated by this Agreement and the Merger Agreement, such Stockholder shall not (a) sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any of such Stockholder’s Shares or any interest therein, including any voting interest (or agree or consent to, or offer to do, any of the foregoing), (b) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or adversely affecting such Stockholder from performing such Stockholder’s obligations hereunder or (c) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that the foregoing requirements shall not prohibit any transfer by any person that is not an executive officer or employee of the Company or any Subsidiary as of the date of this Agreement to any person or entity where as a pre-condition to such transfer the transferee agrees to be bound by all of the terms and conditions of this Agreement and delivers a duly executed copy of this Agreement to Parent to evidence such agreement prior to such transfer.

     SECTION 3.02. No Solicitation of Transactions. Each Stockholder agrees that between the date of this Agreement and the date of termination of the Merger Agreement in accordance with its terms, such Stockholder will not, directly or indirectly, through any officer, director, employee, agent or advisor or other representative, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or

4

authorize or permit any of the officers, directors or employees of such Stockholder, or any investment banker, financial advisor, attorney, accountant or other representative retained by such Stockholder in such Stockholder’s capacity as a Stockholder, to take any such action. Each Stockholder shall notify Parent promptly (and in any event within one (1) day after such Stockholder attains knowledge thereof) if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact. Each Stockholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

     SECTION 3.03. Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective this Agreement, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of this Agreement.

     SECTION 3.04. Disclosure. Each Stockholder hereby agrees to permit Parent to publish and disclose in the Registration Statement and the Proxy Statement (including all documents and schedules filed with the SEC), and in any press release or other disclosure document in which Parent reasonably determines in its good faith judgment that such disclosure is required by law, including the rules and regulations of the Securities and Exchange Commission, or appropriate, in connection with the Merger and any transactions related thereto, such Stockholder’s identity and ownership of the Company Common Stock and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

     SECTION 3.05. Public Announcement. Each Stockholder agrees to not make any public announcement in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger.

     SECTION 3.06. Limitations on Sale of Parent Common Stock. Until the date that is ten business days after the first date following the Effective Time on which Parent publicly announces its results of operation, each Stockholder who is an executive officer or an employee of the Company or any Subsidiary as of the date of this Agreement agrees not to sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership with respect to, any shares of Parent Common Stock received by such Stockholder pursuant to the Merger or otherwise held or acquired by such Stockholder (or agree or consent to, or offer to do, any of the foregoing); provided, however, that the foregoing shall not restrict any exercise of options to purchase shares of Parent Common Stock following the Effective Time or any sales of shares of Parent Common Stock obtained upon such exercise to

5

the extent necessary to realize sufficient net proceeds to pay the aggregate exercise price for such exercise.

     SECTION 3.07. Permitted Transfers. Notwithstanding Section 3.01 and Section 3.06, each Stockholder that is an executive officer or employee of the Company as of the date of this Agreement shall have the right to transfer such Stockholder’s Shares or shares of Parent Common Stock received by such Stockholder pursuant to the Merger to (a) any Family Member of such Stockholder; (b) the trustee or trustees of a trust for the benefit of Stockholder and/or one or more Family Members of such Stockholder; (c) the executor, administrator or personal representative of the estate of such Stockholder; or (d) any guardian, trustee or conservator appointed with respect to the assets of such Stockholder; provided that in the case of any such transfer, the transferee, as a condition to such transfer, agrees to be bound by all of the terms and conditions of this Agreement and delivers a duly executed copy of this Agreement to Parent to evidence such agreement prior to such transfer. “Family Member” means the Stockholder’s spouse, father, mother, child, brother, sister or grandchild.

ARTICLE IV

TERMINATION

     SECTION 4.01. Termination. This Agreement, and all rights and obligations of the parties hereunder (except with respect to Section 3.06 and Section 3.07 hereof) shall terminate upon the earliest of (a) the Effective Time, (b) 90 days after the date that Parent is no longer potentially entitled to receive any payments upon the termination of the Merger Agreement pursuant to Section 8.03 of the Merger Agreement and (c) as between Parent and a Stockholder, agreement of Parent and such Stockholder to terminate this Agreement. Nothing in this Section 4.01 shall relieve any party of liability for any breach of this Agreement.

ARTICLE V

MISCELLANEOUS

     SECTION 5.01. Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

     SECTION 5.02. Waiver. Any party to this Agreement may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of another party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 5.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have

6

been duly given upon receipt) by delivery in person, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.03):

     (a)  if to a Stockholder, to the address set forth after such Stockholder’s name on the signature pages;

     (b)  if to Parent:

Hyperion Solutions Corporation 1344 Crossman Avenue Sunnyvale, CA 94089 Facsimile No. (408) 220-8290 Attention: Russ Wayman Email: russ_wayman@hyperion.com with a copy to:

Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 Facsimile No. (650) 838-3699 Attention: Michael J. Coleman, Esq. Email: mcoleman@shearman.com

     (c)  If to the Company:

Brio Software, Inc. 4980 Great America Parkway Santa Clara, CA 95054 Facsimile No. (408) 496-7680 Attention: Philip R. Strauss Email: philip.strauss@brio.com with a copy to:

Venture Law Group PC 2775 Sand Hill Road Menlo Park, California 94025 Facsimile No: (650) 233-8386 Attention: Jon E. Gavenman Email: jgavenman@vlg.com

     SECTION 5.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other

7

conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

     SECTION 5.05. Further Assurances. The Stockholders, the Company and Parent will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     SECTION 5.06. Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 5.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 5.08. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     SECTION 5.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court or Federal court located in the State of Delaware. The parties hereto hereby (a) submit to the jurisdiction of any Delaware Chancery Court or Federal court located in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

     SECTION 5.10. Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

8

     SECTION 5.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 5.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 5.13. Beneficial Owner. In this Agreement, “beneficial owner” has the meaning ascribed to that term in Rule 13d-3(a) of the Exchange Act, and “beneficially owned” has a consequent meaning.

     SECTION 5.14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTIONS OR PROCEEDINGS DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.14.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

9

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HYPERION SOLUTIONS CORPORATION

By:	/s/ Jeff Rodek

Name:	Jeff Rodek
Title:	Chairman & CEO
Address:	1344 Crossman Avenue
Sunnyvale, CA 94089

STOCKHOLDERS

EDHOLM FAMILY LIMITED PARTNERSHIP

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	General Partners
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

YORGEN EDHOLM & KATHERINE EDHOLM TR
EDHOLM FAMILY REV. TRUST UA 6-24-98

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KATHERINE EDHOLM & YORGEN EDHOLM TR

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

ERIK EDHOLM 1998 TRUST

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

ALEXANDER EDHOLM 1998 TRUST

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

JULIA EDHOLM 1998 TRUST

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
JULIA JOYCE UNTIL AGE 21 UGMA

By:	/s/ Yorgen Edholm

Name:	Yorgen Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
YORGEN-ALEXANDER PHILIP EDHOLM
UNTIL AGE 21 UGMA

By:	/s/ Yorgen Edholm

Name:	Yorgen Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
JULIA JOYCE EDHOLM UNTIL AGE 21 UGMA

By:	/s/ Katherine Edholm

Name:	Katherine Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KATHERINE EDHOLM CUST FBO
MARCUS HAROLD EDHOLM UTMA CA
UNTIL AGE 21

By:	/s/ Katherine Edholm

Name:	Katherine Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
YORGEN-ALEXANDER PHILIP EDHOLM UNTIL
AGE 21 UGMA

By:	/s/ Katherine Edholm

Name:	Katherine Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
YORGEN ERIK MARTIN EDHOLM UNTIL
AGE 21 UGMA

By:	/s/ Katherine Edholm

Name:	Katherine Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
YORGEN-ERIK MARTIN EDHOLM
UNTIL AGE 21 UGMA

By:	/s/ Yorgen Edholm

Name:	Yorgen Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

MARCUS EDHOLM 1998 TRUST

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

RAGNER EDHOLM 1998 TRUST

By:	/s/ Yorgen Edholm & Katherine Edholm

Name:	Yorgen Edholm & Katherine Edholm
Title:	Trustees
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

YORGEN EDHOLM CUST FBO
MARCUS HAROLD EDHOLM UTMA CA
UNTIL AGE 21

By:	/s/ Yorgen Edholm

Name:	Yorgen Edholm
Title:	Custodian
Address:	c/o Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

KLEINER PERKINS CAUFIELD & BYERS VII, L.P.

By:	KPCB VII Associates, L.P.,
its General Partner

By:	/s/ E. Floyd Kvamme

Name:	E. Floyd Kvamme
Title:	General Partner
Address:	2750 Sand Hill Road, Suite 250
Menlo Park, California 94025

KLEINER PERKINS CAUFIELD & BYERS
INFORMATION SCIENCES ZIABATSU FUND II, L.P.

By:	KPCB VII Associates, L.P.,
its General Partner

By:	/s/ E. Floyd Kvamme

Name:	E. Floyd Kvamme
Title:	General Partner
Address:	2750 Sand Hill Road, Suite 250
Menlo Park, California 94025

CRAIG D. BRENNAN

/s/ Craig D. Brennan

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

E. FLOYD KVAMME

/s/ E. Floyd Kvamme

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

JOHN MUTCH

/s/ John Mutch

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

EDWARD SALIBA

/s/ Edward Saliba

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

ERNEST VON SIMSON

/s/ Ernest Von Simson

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

CRAIG COLLINS

/s/ Craig Collins

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

JAMES W. GUTHRIE

/s/ James W. Guthrie

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

BRIAN GENTILE

/s/ Brian Gentile

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

MIKE LEVINE

/s/ Mike Levine

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

NANCY RAAB

/s/ Nancy Raab

Address: c/o Brio Software
4980 Great America Parkway
Santa Clara, CA 95054

CONSENT OF SPOUSE

     The undersigned is the spouse of [     ], a Stockholder (as such term is defined therein) in the foregoing Voting Agreement (the “Voting Agreement”) dated as of July 23, 2003, among Hyperion Solutions Corporation, and the stockholders of Brio Software, Inc. (the “Company”) party thereto. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Voting Agreement.

     I hereby acknowledge that I have carefully reviewed the Voting Agreement, the Proxy and such other documents as I have deemed appropriate. I have had an opportunity to consult with legal counsel and have discussed the contents of the Voting Agreement and the Proxy with legal counsel. I understand fully the transactions described in the Voting Agreement and the Proxy, and I hereby approve of and consent to all such transactions. I am aware that by the provisions of the Voting Agreement, my spouse agrees, among other things, to vote, and has executed a proxy with respect to, all of his outstanding shares (the “Company Shares”) of common stock the Company, including my community property interest therein, if any, in accordance with the Voting Agreement and the Proxy, and that my spouse agrees, among other things, to certain matters related to the control and disposition of Company Shares and of shares of Parent Common Stock that my spouse may receive pursuant to the Merger Agreement (the “Shares”). I hereby agree, on behalf of myself and all persons who may claim on my behalf, that upon any legal separation from or dissolution of my marriage to my present spouse, or upon the death of my spouse, neither I nor anyone claiming on my behalf will seek to partition my or my spouse’s community property interest in the Company Shares or the Shares and that in any such event I shall be entitled only to the value of my interest in such Company Shares or Shares, if any, and that I shall have no claim or right to the Company Shares or Shares themselves.

EXECUTED this 23rd day of July 2003.

EXHIBIT A

LIST OF STOCKHOLDERS

Name	Held of Record	Held Beneficially

Edholm Family Limited Partnership	2,500,000	2,500,000
Yorgen Edholm & Katherine Edholm Tr Edholm Family Rev. Trust UA 6-24-98	1,115,009	1,115,009
Katherine Edholm & Yorgen Edholm Tr	715,003	715,003
Erik Edholm 1998 Trust	3,330	3,330
Alexander Edholm 1998 Trust	3,330	3,330
Julia Edholm 1998 Trust	3,330	3,330
Yorgen Edholm as Custodian for Julia Joyce Until Age 21 UGMA	8,333	8,333
Yorgen Edholm as Custodian for Yorgen-Alexander Philip Edholm Until Age 21UGMA	8,333	8,333
Katherine Edholm as Custodian for Julia Joyce Edholm Until Age 21 UGMA	8,333	8,333
Katherine Edholm Cust FBO Marcus Harold Edholm UTMA CA until Age 21	8,333	8,333
Katherine Edholm as Custodian for Yorgen-Alexander Philip Edholm Until Age 21 UGMA	8,333	8,333
Katherine Edholm as Custodian for Yorgen-Erik Martin Edholm Until Age 21 UGMA	8,333	8,333
Yorgen Edholm as Custodian for Yorgen-Erik Martin Edholm Until Age 21 UGMA	8,333	8,333
Marcus Edholm 1998 Trust	3,330	3,330
Ragner Edholm 1998 Trust	1,625	1,625
Yorgen Edholm Cust FBO Marcus Harold Edholm UTMA CA Until age 21	8,333	8,333
Kleiner Perkins Caufield & Buyers VII, L.P.	1,503,841	1,503,841
Kleiner Perkins Caufield & Buyers Information Sciences Ziabatsu Fund II	19,418	19,418
Craig D. Brennan	32,998	1,933,916
E.Floyd Kvamme	255,906	1,804,1651
John Mutch	0	12,500
Edward Saliba	0	0
Ernest von Simson	0	25,000
Craig Collins	0	287,500
James W. Guthrie	39,279	236,884
Brian Gentile	6,140	162,390
Mike Levine	0	101,563
Nancy Raab	0	44,741

1 Includes shares held by Kleiner Perkins Caufield & Byers (KCPB) and consists of 1,503,841 shares held by KPBC VII, 19,418 shares held by KPBC Information Sciences Zaibatsu Fund II, 255,906 shares held by Mr. Kvamme and 25,000 shares subject to options exercisable by Mr. Kvamme within 60 days.

EXHIBIT B

IRREVOCABLE PROXY

     The undersigned stockholder of Brio Software, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Firebird Solutions Corporation, a Delaware corporation (“Parent”), acting through its Board of Directors, and each of them individually, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in that certain Voting Agreement of even date herewith by and between Parent, the Company, and the stockholders of the Company party thereto, including the undersigned (the “Voting Agreement”)) that now are or hereafter may be owned of record and beneficially in accordance with the terms of this Proxy. The Shares owned of record and beneficially by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares and the matters in clauses (a), (b) and (c) below are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below). Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Voting Agreement (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Voting Agreement and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), among Parent, Mustang Acquisition Corporation (“Merger Sub”) and the Company pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) 90 days after the date that Parent is no longer potentially entitled to receive any payments upon termination of the Merger Agreement pursuant to Section 8.03 of the Merger Agreement and (c) as between Parent and a Stockholder, agreement of Parent and such Stockholder to terminate the Voting Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every meeting of the stockholders of the Company, however called, and in every action by written consent by the stockholders of the Company: (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Voting Agreement and otherwise in such manner as may be necessary to consummate the Merger; (b) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger

Agreement or of the undersigned contained in the Voting Agreement; and (c) against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (other than the Merger Agreement or the Transactions), that could be reasonably expected to result in any of the conditions to the Company’s obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Merger Agreement, the Merger or the Voting Agreement.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: July [__], 2003

Signature of Stockholder:

Print Name of Stockholder:

Shares of Company Common Stock owned of record and beneficially:

shares of Company Common Stock

[Signature Page to Irrevocable Proxy]